THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 14



                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of November 1998

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)

                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X           Form 40-F
                                 ---                    ---

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes             No  X
                             ---           ---

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

INTERIM RESULTS:

        On November 20, 1998, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a press release which included information as to the registrant's financial condition and results of operations at and for the six-month period ended September 30, 1998. Enclosed is a copy of an English translation of the press release. The financial information included in the press release filed with the stock exchanges in Japan was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, is not directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 1998 which information was prepared on the basis of accounting principles generally accepted in the United States. The financial statements filed with the stock exchanges in Japan included the non-consolidated balance sheet and statements of income of the registrant as well as the results of the operations of the registrant and its subsidiaries on a consolidated basis.

        The earning projections for the current fiscal year ending March 31, 1999 contained in the attached press release is a forward-looking statement. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

        The registrant's earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimate regarding the telecommunications industry may be affected by pricing of services, the effects of competition, and the success of new products and services and new businesses.

        No assurance can be given that the registrant's actual result will not vary significantly from the projected earnings.

                                   SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                          CORPORATION




                                        By: /s/ Mototane Miyazaki
                                           -----------------------------------
                                           Name:   Mototane Miyazaki
                                           Title:  Executive Manager
                                                   General Affairs Department

Date:  November 20, 1998

                                         NTT
                                                                    [LOGO]
                                         NIPPON TELEGRAPH AND TELEPHONE
NEWS RELEASE                             CORPORATION
------------                             ------------------------------




                                         Telephone 03-5353-5035
                                         20-2 Nishi-Shinjuku 3-Chome Shinjuku-ku
                                         Tokyo 163-1419 Japan


                                                November 20, 1998



FOR IMMEDIATE RELEASE



               NTT Announces First-Half Results for Fiscal Year
                             Ending March 31, 1999


Nippon Telegraph and Telephone Corporation (NTT) announced today its non-consolidated financial results based on Japanese accounting principles for the period from April 1 to September 30, 1998. Operating revenue was 3,029.5 billion yen, a 3.9 percent decrease from the same period of the previous fiscal year. Recurring profit was 123.1 billion yen, a 40.6 percent decrease, and net income was 63.0 billion yen, a 53.9 percent decrease.

On a consolidated basis, the group posted operating revenue of 4,711.6 billion yen, up 1.6 percent, recurring profit was 404.5 billion yen, a 15.4 percent increase, and net income was 264.9 billion yen, up 48.6 percent.

The Japanese economy in the reporting period remained stagnant due to weak consumer spending and remarkably lower capital investment by small and middle-size firms.

In the telecommunications industry, a wide range of new services resulted from rapid progress achieved with digital technology. Full-scale competition in both the local and long-distance telecommunications markets enabled customers to select telecommunications operators strictly on the basis of services and fees.

NTT improved the convenience of its services and strengthened its competitiveness. It inaugurated in December 1996 the Open Computer Network
(OCN), which provides low-cost, 24-hour Internet connection. NTT added to this service, "Super OCN," a secure, high-quality service designed for high-traffic

Internet users, such as universities and corporations. Competitiveness was improved by introducing more "Digital Access" low-priced, reduced-scope leased circuit services, such as the "Digital Access 1500" for communication within 30 kms and "Digital Reach" for communication exceeding 30 kms. NTT also stepped up corporate sales activities, mainly by establishing client-server systems, to capitalize on the increasing number of corporations that reviewed their telecommunications systems as part of general restructuring.

Arcstar-brand global communications services, launched through NTT subsidiaries in September 1997, were provided in 12 countries and areas as of the end of this past September. They are being used by domestic and foreign corporate customers. To expand the functions of these services, NTT formed a strategic partnership by investing in Verio Inc., a U.S.-based Internet service provider. Starhub, a consortium formed by NTT, British Telecom and two local corporations, won licenses from the Singaporean government to provide public basic telecommunication services, both domestic and international, and public cellular mobile telephone services, which are expected to start in April 2000 in Singapore. In China, NTT established Beijing Telecom NTT Engineering Co., Ltd. with the Beijing Telecommunications Administration and began to provide system-integration services for customers mainly in the Beijing area.

NTT further strengthened its operational flexibility in July by transferring its submarine cable engineering business to NTT World Engineering Marine (NTT-WE Marine), which was established in March 1998.

The corporation actively opened up its network to other telecommunications carriers and responded quickly to requests for network interconnection, such as interconnection with local switches for long-distance telecommunications carriers, who previously could connect with tandem switches only.

NTT also announced today the first-half business results of its major services. Steady sales of INS-Net services contributed to ordinary telephone subscriber lines decreasing to 59.46 million, a drop of 0.72 million from the end of March. Lines for "INS-Net 64" services climbed to 759 thousand up 27.2 percent from a year earlier. High-speed digital circuits grew to 195 thousand up 26 thousand from the end of March.

NTT also announced that an interim cash dividend of 2,500 yen per share will be paid to shareholders on record as of the close of September 30, 1998. The interim dividend is scheduled to be paid on December 11, 1998.

NTT's non-consolidated operating revenue, recurring profit and net income for the current fiscal year ending March 31, 1999 are forecasted to be 6,192 billion yen, 259 billion yen and 434 billion yen, respectively. Also, NTT's consolidated operating revenue, recurring profit and net income for the same fiscal year are expected to be 9,602 billion yen, 616 billion yen and 624 billion yen, respectively.

The annual cash dividend for the fiscal year ending March 31, 1999 is forecasted to be 10,000 yen per share, including the above mentioned interim dividend of 2,500 yen per share.

All financial information stated in this release was prepared on the basis of generally accepted accounting principles in Japan.




                                    #  #  #


For further information, please contact:

        Norihiko Ohkubo or Megumi Inaji
        Overseas Public Relations
        Global Business Headquarters
        Telephone: (03) 5353-5035
        e-mail:info@iad.hqs.ntt.co.jp

(Reference)

The consolidated financial results cover NTT and 40 subsidiaries.


        Firms included in consolidated first-half results of the fiscal year ending on March 31, 1999 (40 companies):

        NTT Data Corporation
        NTT Mobile Communications Network Inc.
        NTT Hokkaido Mobile Communications Network Inc.
        NTT Tohoku Mobile Communications Network Inc.
        NTT Tokai Mobile Communications Network Inc.
        NTT Hokuriku Mobile Communications Network Inc.
        NTT Kansai Mobile Communications Network Inc.
        NTT Chugoku Mobile Communications Network Inc.
        NTT Shikoku Mobile Communications Network Inc.
        NTT Kyushu Mobile Communications Network Inc.
        NTT Hokkaido Estate Co., Ltd.
        NTT Urban Development Co.
        NTT Tokai Real Estate Corporation
        NTT Kansai Building Co.
        NTT Cred Co., Ltd.
        NTT Kyushu Real Estate Corporation
        NTT Power and Building Facilities Inc.
        NTT Telecom Engineering Hokkaido Co., Ltd.
        NTT Telecom Engineering Tohoku Co., Ltd.
        NTT Telecom Engineering Kanto Co., Ltd.
        NTT Telecom Engineering Tokyo Co., Ltd.
        NTT Telecom Engineering Shinetsu Co., Ltd.
        NTT Telecom Engineering Tokai Co., Ltd.
        NTT Telecom Engineering Hokuriku Co., Ltd.
        NTT Telecom Engineering Kansai Co., Ltd.
        NTT Telecom Engineering Chugoku Co., Ltd.
        NTT Telecom Engineering Shikoku Co., Ltd.
        NTT Telecom Engineering Kyushu Co., Ltd.
        NTT-Do Inc.

        NTT Teleca Corporation

        NTT Hokkaido Personal Communications Network Inc.

        NTT Tohoku Personal Communications Network Inc.

        NTT Central Personal Communications Network Inc.

        NTT Tokai Personal Communications Network Inc.

        NTT Hokuriku Personal Communications Network Inc.

        NTT Kansai Personal Communications Network Inc.

        NTT Chugoku Personal Communications Network Inc.

        NTT Shikoku Personal Communications Network Inc.

        NTT Kyushu Personal Communications Network Inc.

        NTT Communicationware Corporation



                                   #   #   #

Attachment 1


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                        NON-CONSOLIDATED BALANCE SHEET
                        ------------------------------
                   (Based on Japanese Accounting Principles)

                                                   March 31, 1998               September 30, 1998
                                                   -------------             -------------------------
                                                      Millions               Millions         Millions
                                                      of Yen                 of Yen           of US$
                                                      ------                 ------           ------
ASSETS
------

FIXED ASSETS                                          9,404,747              9,243,679         68,471
CURRENT ASSETS                                        1,433,898              1,346,733          9,975

TOTAL ASSETS                                         10,838,646             10,590,413         78,447
                                                     ----------             ----------         ------

LIABILITIES
-----------

LONG-TERM LIABILITIES:
  Long-term debt                                      2,315,090              2,406,761         17,827
  Liability for employees' severance payments         2,059,139              2,102,429         15,573
  Other                                                  74,916                 18,840            139
 Total long-term liabilities                          4,449,146              4,528,030         33,540
                                                     ----------             ----------         ------

CURRENT LIABILITIES:
  Current portion of long-term debt                     403,823                300,674          2,227
  Accounts payable, trade                               520,734                422,885          3,132
  Accrued taxes on income                                30,122                 35,952            266
  Other                                                 833,685                678,623          5,026
 Total current liabilities                            1,788,365              1,438,135         10,652
                                                     ----------             ----------         ------


TOTAL LIABILITIES                                     6,237,512              5,966,166         44,193
                                                     ==========             ==========         ======


SHAREHOLDERS' EQUITY
--------------------

  Common stock                                          795,600                795,600          5,893
  Additional paid-in capital                          2,530,476              2,530,476         18,744
  Legal reserve                                          99,477                103,475            766
  Special depreciation reserve                           59,507                 64,196            475
  General reserves                                      895,000                895,000          6,629
  Unappropriated retained earnings                      221,072                235,498          1,744
                                                     ----------             ----------         ------


TOTAL SHAREHOLDERS' EQUITY                            4,601,133              4,624,247         34,253
                                                     ----------             ----------         ------


TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                 10,838,646             10,590,413         78,447
                                                     ==========             ==========         ======

Note:  Yen amounts have been translated, for convenience only, at
       (Yen)135=US$1.00, the approximate exchange rate on September 30, 1998. Fractions are rounded down.

Attachment 2


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                     NON-CONSOLIDATED STATEMENTS OF INCOME
                     -------------------------------------
                   (Based on Japanese Accounting Principles)


                                   Six-months Ended September 30
                                -----------------------------------
                                  1997                  1998
                                --------        -------------------
                                Millions        Millions    Millions
                                of Yen          of Yen      of US$
                                ------          ------      ------

OPERATING REVENUES             3,153,292       3,029,568     22,441

OPERATING EXPENSES             2,911,287       2,889,474     21,403

OPERATING INCOME                 242,005         140,094      1,037

NON-OPERATING REVENUES            44,109          55,889        413

NON-OPERATING EXPENSES            78,847          72,842        539

RECURRING PROFIT                 207,266         123,142        912

EXTRAORDINARY LOSS                  --            31,751        235

INCOME BEFORE TAXES              207,266          91,390        676

CORPORATION AND
INHABITANT TAXES                  70,500          28,300        209

NET INCOME                       136,766          63,090        467
                                 -------          ------        ---


Note: Yen amounts have been translated, for convenience only, at
      (Yen)135=US$1.00, the approximate exchange rate on September 30, 1998. Fractions are rounded down.

Attachment 3


            Business Results (Non-consolidated Operating Revenues)
            ------------------------------------------------------

                                                                                                      (Millions of Yen)
------------------------------------------------------------------------------------------------------------------------
                                      Six-months Ended        Six-months Ended        Increase        Fiscal Year Ended
        Service                      September 30, 1997      September 30, 1998      (Decrease)        March 31, 1998
------------------------------------------------------------------------------------------------------------------------
Telephone Services                       2,284,382               2,050,377            (234,005)           4,453,799
Telex Services                                 778                     611                (166)               1,428
Telegram Services                           44,044                  40,354              (3,689)              90,781
Leased Circuit Services                    292,242                 315,999              23,757              605,761
Digital Data Exchange Services              26,262                  31,857               5,594               54,641
ISDN Services                              178,477                 268,880              90,403              411,568
Other Services                             164,912                 169,049               4,136              344,104
Telecommunications
Total Revenues                           2,991,100               2,877,131            (113,969)           5,962,085
----------------------------------------------------------------------------------------------------------------------
Related Business
Total Revenues                             162,191                 152,437              (9,754)             360,258
----------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                 3,153,292               3,029,568            (123,723)           6,322,344
----------------------------------------------------------------------------------------------------------------------

Notes:  Fractions are rounded down.

Attachment 4


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                    CONSOLIDATED BALANCE SHEET (UNAUDITIED)
                    ---------------------------------------
                   (Based on Japanese Accounting Principles)

                                                   March 31, 1998               September 30, 1998
                                                   -------------             -------------------------
                                                      Millions               Millions         Millions
                                                       of Yen                 of Yen           of US$
                                                      --------               --------         --------
ASSETS
------

FIXED ASSETS                                         12,751,322             12,823,367         94,987
CURRENT ASSETS                                        2,371,958              2,199,656         16,293
                                                     ----------             ----------        -------
TOTAL ASSETS                                         15,123,280             15,023,023        111,281
                                                     ==========             ==========        =======

LIABILITIES
-----------

LONG-TERM LIABILITIES:
  Long-term debt                                      4,671,113              4,672,140         34,608
  Liability for employees' severance payments         2,197,599              2,252,384         16,684
  Other                                                 180,878                181,340          1,343
 Total long-term liabilities                          7,049,592              7,105,865         52,636
                                                     ----------             ----------         ------

CURRENT LIABILITIES:
  Current portion of long-term debt                     811,781                692,244          5,127
  Accounts payable, trade                               635,523                506,459          3,751
  Short-term borowings                                  341,995                334,689          2,479
  Accrued taxes on income                               192,553                134,603            997
  Other                                               1,173,748                949,188          7,031
 Total current liabilities                            3,155,601              2,617,185         19,386
                                                     ----------             ----------         ------


TOTAL LIABILITIES                                    10,205,193              9,723,050         72,022
                                                     ==========             ==========         ======

MINORITY INTEREST IN CONSOLIDATED
SUBSIDIARIES                                            118,826                206,552          1,530

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                          795,600                795,600          5,893
  Additional paid-in capital                          2,530,476              2,530,476         18,744
  Legal reserve                                          99,477                     --             --
  Retained earnings                                   1,373,748              1,767,367         13,091
  Treasury stock                                            (42)                   (22)            (0)
                                                     ----------             ----------         ------

TOTAL SHAREHOLDERS' EQUITY                            4,799,260              5,093,420         37,729
                                                     ----------             ----------         ------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                 15,123,280             15,023,023        111,281
                                                     ==========             ==========        =======

Note:  Yen amounts have been translated, for convenience only, at
       (yen)135=US$1.00, the approximate exchange rate on September 30, 1998. Fractions are rounded down. Pursuant to an amendment of the Regulations Concerning Terminology, Forms and Preparation Method of Consolidated Financial Statements. "Legal reserve" as of September 30, 1998 has been reclassified and included in "Retained earnings."

Attachment 5


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                    CONSOLIDATED BALANCE SHEET (UNAUDITED)
                    --------------------------------------
                   (Based on Japanese Accounting Principles)


                                        Six-months Ended September 30
                                     -----------------------------------
                                       1997                 1998
                                     -----------     -------------------
                                     Millions        Millions   Millions
                                     of Yen          of Yen     of US$
                                     ------          ------     ------

OPERATING REVENUES                  4,637,146       4,711,693     34,901

OPERATING EXPENSES                  4,184,909       4,217,604     31,241

OPERATING INCOME                      452,236         494,089      3,659

NON-OPERATING REVENUES                 29,319          37,731        279

NON-OPERATING EXPENSES                130,972         127,274        942

RECURRING PROFIT                      350,583         404,546      2,996

INCOME BEFORE TAXES                   350,583         404,546      2,996

CORPORATION AND                       159,234              --         --
INHABITANT TAXES

CORPORATION, INHABITANT
AND ENTERPRISE TAXES                       --         132,207        979

MINORITY INTEREST IN CONSOLIDATED
SUBSIDIARIES                           13,036           7,361         54

NET INCOME                            178,312         264,977      1,962
                                     --------         -------      -----


Note:  Yen amounts have been translated, for convenience only, at
       (yen)135-US$1.00, the appropriate exchange rate on September 30, 1998. Fractions are rounded down. Pursuant to an amendment of the Regulations Concerning Terminology, Forms and Preparation Method of Consolidated Financial Statements, enterprise tax of (yen)28,055 million for the six-month period ended September 30, 1998 has been reclassified and included in "Corporation, Inhabitant and Enterprise Tax," though enterprise tax, for the six-month period ended September 30, 1997 was included in "Operating Expenses." As a result, both "Operating Income" and "Recurring Profit" for the six-month period ended September 30, 1998 increased by
       (yen)28,055 million as compared with results determined prior to reclassification of enterprise tax.

Attachment 6

           NTT's Shares and Shareholders (as of September 30, 1998)
           --------------------------------------------------------

1.  Classification by Holders
--------------------------------------------------------------------------------------------------------------------------------
                                                                       Details
                -------------------------------------------------------------------------------------------------------- Odd-lot
                   Government                                      Other          Foreign          Domestic              Shares
                   and public        Financial    Securities      Domestic    Corporations, etc.  Individuals,  Total
                     bodies        Institutions     Firms       Corporations    (Individuals)         etc.
--------------------------------------------------------------------------------------------------------------------------------
                                                                                    1,128
Total Holders              4               723        161           14,733            (72)        1,273,603   1,290,352
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                           1,195,033
Shares            10,419,343         1,389,265     14,413          361,318           (305)        2,485,226  15,864,598   47,402
     ----------------------------------------------------------------------------------------------------------------------------
       %                   %                                                         7.53
                       65.68              8.76       0.09             2.28          (0.00)            15.66         100
---------------------------------------------------------------------------------------------------------------------------------

1. "Other Domestic Corporations" includes 3,285 shares under the name of Japan Securities Depository Center and "Odd-lot Shares" includes 0.72 shares also under the name of Japan Securities Depository Center.

2. "Domestic Individuals, etc." includes 32 shares of treasury stock and "Odd-lot Shares" includes 0.94 shares of treasury stock. The actual number of treasury stocks at the end of March 31, 1998 was 22.94.

3.  The number of shareholders who own only odd-lot shares is 201,052.



2.  Classification by Number of Shares
--------------------------------------------------------------------------------------------------------------------------------
                                                                Details
                -------------------------------------------------------------------------------------------------------  Odd-lot
                   At Least     At Least    At Least                                                                      Shares
                    1,000        500         100        At Least 50     At Least 10    At Least 5  At Least 1   Total
--------------------------------------------------------------------------------------------------------------------------------
Number of
Holders               281        171      1,162           1,167          21,595         52,720     1,213,256  1,290,352
     ----------------------------------------------------------------------------------------------------------------------------
       %
                     0.02       0.01       0.09            0.09            1.67           4.09         94.03        100
---------------------------------------------------------------------------------------------------------------------------------
Total
Shares         13,072,091    118,307    229,737          76,221         332,351        314,370     1,721,521 15,864,598   47,402
     ----------------------------------------------------------------------------------------------------------------------------
       %
                    82.40       0.75       1.45            0.48            2.09           1.98          10.85       100
---------------------------------------------------------------------------------------------------------------------------------

1. "At Least 1,000" includes 3,285 shares under the name of Japan Securities Depository Center and "Odd-lot Shares" includes 0.72 shares under the name of Japan Securities Depository Center.

2. "At Least 10" includes 32 shares of treasury stock and "Odd-lot Shares" includes 0.94 shares of treasury stock.

3.  Principal Shareholders
----------------------------------------------------------------------------------------------------------------------------
        Name                                            Share Holdings                     Percent of Total Shares issued
----------------------------------------------------------------------------------------------------------------------------
The Minister of Finance                                         10,419,289.24                      65.48%
State Street Bank and Trust Company                                208,917.00                       1.31
NTT Employee Share-Holding Association                             150,675.22                       0.95
The Sumitomo Trust & Banking Co., Ltd.                             131,083.00                       0.82
The Mitsubishi Trust and Banking Corporation                       107,634.00                       0.68
The Chase Manhattan Bank, N.A. London                               89,695.00                       0.56
Nippon Life Insurance Company                                       85,120.68                       0.53
The Toyo Trust & Banking Co., Ltd.                                  81,103.00                       0.51
Morgan Stanley Trust Company--Taxable Client Account                73,762.00                       0.46
The Chuo Trust & Banking Co., Ltd.                                  69,046.00                       0.43
----------------------------------------------------------------------------------------------------------------------------

         Total                                                  11,416,325.14                      71.75

----------------------------------------------------------------------------------------------------------------------------